UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 13, 2017
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes           No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No X

Enclosure: Press release
ANGLOGOLD ASHANTI COMMENTS ON PASSAGE OF NEW LEGISLATION IN
TANZANIA

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485
–
JSE share code: ANG
CUSIP: 035128206
–
NYSE share code: AU
(“AngloGold Ashanti”)
13 July 2017
NEWS RELEASE
AngloGold Ashanti Comments on Passage of New Legislation in Tanzania
(PRESS RELEASE – JOHANNESBURG) -- AngloGold Ashanti notes the enactment by the
Republic of Tanzania’s Parliament and publication in the Country’s official Government
Gazette of the Natural Wealth and Resources (Permanent Sovereignty) Act, No 5 of 2017, the
Natural Wealth and Resources Contracts (Review and Re-Negotiation of Unconscionable
Terms) Act, No 6 of 2017 and the Written Laws (Miscellaneous Amendments) Act, No 7 of
2017.
AngloGold Ashanti’s indirect subsidiaries, Samax Resources Limited and Geita Gold Mining
Limited (the Subsidiaries), are parties to a Mine Development Agreement (MDA) in relation to the development and operation of the Geita gold mine in Tanzania (Geita Mine), which governs the relationship between the Subsidiaries and the Government of Tanzania (GoT) in
relation to Geita Mine. The MDA was instrumental in the decision to make the significant investment in the development of Geita Mine, at a time of significantly lower gold prices and when Tanzania was an untested jurisdiction for new mine development.
Since starting production almost two decades ago, Geita Mine has been a source of significant benefit to all stakeholders, yielding more than $1 billion in monetary benefit to the GoT. Last year alone, a total of $130 million in taxes was paid (borne and taxes collected on behalf of
Government) by Geita Mine.
The three pieces of new legislation in question purport to make a number of changes to the operating environment for Tanzania’s extractive industries, including those in its mining, and oil and gas sectors. These changes include, among others: the right for the GoT to renegotiate existing MDAs at its discretion; the provision to the GoT of a non-dilutable, free-carried interest of no less than 16% in all mining projects; the right for the Government to acquire up to 50%
of any mining asset commensurate with the value of tax benefits provided to the owner of that asset by the GoT; removal of the refund of input VAT incurred; an increase in the rate of revenue royalties from 4% to 6%; requirements for local beneficiation and procurement; and
constraints on the operation of off-shore bank accounts.
For a more detailed reading of the legislative provisions included in the new laws, please see
http://www.parliament.go.tz/bills-list
.
AngloGold Ashanti’s subsidiaries are seeking a constructive dialogue with the GoT, and its agencies, to gain assurances that Geita Mine will not be affected by these legal and fiscal changes. In the circumstances, the Subsidiaries have, however, had no choice but to take the precautionary step of safeguarding their interests under the MDA, by commencing arbitration proceedings under the rules of the United Nations Commission on International Trade Law,
as clearly provided for in the MDA.
Geita Mine employed an average of 3,748 people last year in permanent and contractor provisions. The mine, which continues to operate normally, exports gold in the form of dore bars and contributed an estimated $593 million in revenue to the output of the country as measured by the gross domestic product in 2016.
About Geita Gold Mine
Geita Gold Mine produced 489 000oz at an all-in-sustaining cost of $844/oz in Tanzania in
2016, which amounted to 14% of AngloGold Ashanti’s total production.
Ends
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited
Contacts
Media

Stewart Bailey
+27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com
Chris Nthite +27 11637 6031/ +27-83-301-2481 cnthite@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322 fmgidi@anglogoldashanti.com
Sabrina Brockman +1 646 880 4526/ +1 646 379 2555 sbrockman@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause
AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December
2016 , which was filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly.
Investors should visit this website to obtain important information about AngloGold Ashanti.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485
–
JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 AngloGold Ashanti Limited
Date: July 13, 2017
By: /s/ M E SANZ PEREZ________
Name:     M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance